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                                                                    EXHIBIT 99.1


                                     PART I

ITEM 1.  BUSINESS

BACKGROUND

     In July 1998, Republic Services, Inc. (the "Company") completed the initial public offering (the "Initial Public Offering") of its Class A common stock, par value $.01 per share (the "Class A Common Stock"), resulting in net proceeds of $1.4 billion. All of the proceeds were used to repay debt owed to Republic Industries, Inc. ("Republic Industries"). As of December 31, 1998, approximately 63.9% of the Company's common stock (including its Class B common stock, par value $.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock") was owned by Republic Industries.

COMPANY OVERVIEW

     The Company is a leading provider of services in the domestic non-hazardous solid waste industry. The Company provides solid waste collection services for commercial, industrial, municipal and residential customers through 131 collection companies in 26 states. The Company also owns or operates 70 transfer stations and 48 solid waste landfills.

     The Company had revenue of $1,369.1 million and $1,127.7 million and operating income of $284.3 million and $201.3 million for the years ended December 31, 1998 and 1997, respectively. The $241.4 million (or 21.4%) increase in revenue and the $83.0 million (or 41.2%) increase in operating income are primarily attributable to the successful execution of the Company's growth and operating strategies described below.

     The Company's internal growth strategy is supported by its presence in high growth markets throughout the Sunbelt, including Florida, Georgia, Nevada, Southern California and Texas, and other domestic markets that have experienced higher than average population growth during the past several years. The Company believes that its presence in such markets positions it to experience growth at rates that are generally higher than the industry's overall growth rate.

     Since 1995, the Company has acquired numerous solid waste companies with an aggregate of over $1.4 billion in annual revenue. In September 1998, the Company agreed to purchase certain assets, including landfills, transfer stations, routes and other items, from Waste Management, Inc. ("Waste Management"), and to convey to Waste Management certain of the Company's assets for a net purchase price of approximately $490 million in cash plus certain properties. By December 31, 1998, closings with Waste Management had been completed with respect to 6 landfills, 7 transfer stations and 136 commercial collection routes. See "ITEM
7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Business Combinations."

     The Company believes that it is well positioned to continue to increase its revenue and operating income in order to enhance stockholder value.

INDUSTRY OVERVIEW

     Based on analyst reports and industry trade publications, the Company believes that the United States non-hazardous solid waste services industry generated revenue of approximately $35.0 billion in 1997, of which approximately 44% was generated by publicly-owned waste companies, 23% was generated by privately-held waste companies and 33% was generated by municipal and other local governmental authorities. The substantial majority of the publicly-owned companies' total revenue of approximately $15.4 billion was generated by only five companies in 1997. However, according to industry data, the domestic non-hazardous waste industry remains highly fragmented as the privately-held companies' total revenue of approximately $8.0 billion was generated by more than 5,000 companies.

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     The Company believes that in recent years there has been a trend toward rapid consolidation in the solid waste collection industry, which has historically been characterized by numerous small companies. The Company believes that this trend will continue as a result of the following factors:

          Subtitle D Regulation. Subtitle D ("Subtitle D") of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), and similar state regulations have significantly increased the amount of capital, technical expertise, operating costs and financial assurance obligations required to own and operate a landfill and other solid waste facilities. Many of the smaller industry participants have found these costs difficult, if not impossible, to bear. Large publicly-owned companies, such as the Company, have greater access to capital, and a lower cost of capital, available to finance such increased capital expenditures and costs, relative to many of the privately owned companies in the industry. Additionally, the required permits for landfill development, expansion or construction have become more difficult to acquire. Consequently, many smaller, independent operators have decided to either close their operations or sell them to larger operators with greater access to capital.

          Integration of Solid Waste Businesses. Vertically integrated solid waste companies gain further competitive advantage over non-integrated operators by being able to control the waste stream in a market through the collection, transfer and disposal process. The ability of the integrated companies to internalize the disposal of collected solid waste, coupled with access to significant capital resources to make acquisitions, has created an environment in which large publicly-owned integrated companies can operate more cost effectively and competitively than non-integrated operators.

          Municipal Privatization. The trend toward consolidation in the solid waste services industry is further supported by the increasing tendency of a number of municipalities to privatize their waste disposal operations. Privatization of municipal waste operations is often an attractive alternative to funding the changes required by Subtitle D.

     These developments, as well as the fact that there are a limited number of viable exit strategies for many of the owners and principals of numerous privately-held companies in the industry, have contributed to the overall consolidation trend in the solid waste industry.

GROWTH STRATEGY

     The Company's growth strategy is to increase revenue, gain market share and enhance stockholder value through internal growth and acquisitions. For certain risks related to the Company's growth strategy, see "-- Risk Factors."

- INTERNAL GROWTH. The Company's internal growth strategy focuses on retaining existing customers and obtaining commercial, municipal and industrial customers through its well-managed sales and marketing activities.

          Long-Term Contracts. The Company seeks to obtain long-term contracts for the collection of solid waste in the high-growth markets in which it operates. These include exclusive franchise agreements with municipalities as well as commercial and industrial contracts. By obtaining such long-term agreements, the Company has the opportunity to grow its contracted revenue base at the same rate as the underlying population growth in such markets. For example, the Company has secured exclusive, long-term franchise agreements in high-growth markets such as Los Angeles and Orange Counties, California, Las Vegas, Nevada, Arlington, Texas and many areas of Florida. The Company believes that this positions it to experience internal growth rates that are generally higher than the overall industry's growth rate. In addition, the Company believes that by securing a base of long-term recurring revenue in growth markets, the Company is better able to protect its market position from competition and is less susceptible to downturns in economic conditions.

          Sales and Marketing Activities. The Company's well-managed sales and marketing activities enable it to capitalize on its leading positions in many of the markets in which it operates. The Company currently has over 350 sales and marketing employees in the field, who are incentivized by a commission structure to generate high levels of revenue. For the most part, such employees directly solicit business
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     from existing and prospective commercial, industrial and municipal customers. The Company trains new and existing sales personnel with an emphasis on teaching sales personnel to understand the Company's rate and cost structures.

- ACQUISITION GROWTH. As a result of the highly fragmented nature of the solid waste industry, the Company has been able to grow significantly through acquisitions. The Company's acquisition growth strategy is focused on the approximately $8.0 billion of revenue that was generated by over 5,000 privately-held solid waste companies in 1997. The Company believes that its ability to acquire many of these privately-held companies is enhanced by increasing competition in the solid waste industry, increasing capital requirements as a result of changes in solid waste regulatory requirements and the limited number of exit strategies for such companies' owners and principals. The Company's acquisition growth strategy is to (i) acquire businesses that position the Company for growth in existing and new markets,
  (ii) acquire well-managed companies and retain local management, (iii) integrate business in existing markets and (iv) acquire operations and facilities from municipalities that are privatizing. For certain risks involved with the Company's growth strategy, see "-- Risk Factors."

          Acquire Businesses Positioning the Company for Growth. In making acquisitions, the Company principally targets high quality businesses that will allow it to be, or provide it favorable prospects of becoming, a leading provider of integrated solid waste services in markets with favorable demographic growth. The Company generally has acquired, and will continue to seek to acquire, solid waste collection, transfer and disposal companies that (i) have strong operating margins, (ii) are in growth markets, (iii) are among the largest or have a significant presence in their local markets and (iv) have long-term contracts or franchises with municipalities and other customers. Although the Company seeks to expand its operations to selected new markets where the potential for growth and further integration of operations exists, the Company's primary focus is to concentrate its acquisition efforts in its existing markets in the Sunbelt, including Florida, Georgia, Nevada, Southern California and Texas and other domestic markets that have experienced higher than average population growth during the past several years. The Company is not limited to the foregoing target criteria for acquisitions, and may also acquire additional non-hazardous solid waste operations as opportunities arise. The Company continuously reviews possible acquisition candidates and is in discussions from time to time with one or more of such candidates. In September 1998, the Company entered into an agreement with Waste Management to purchase 16 landfills, 11 transfer stations and 136 commercial collection routes across the United States as well as to obtain disposal agreements at various Waste Management disposal sites. With these acquisitions, the Company will have expanded its presence in four existing markets and will enter 16 new markets. At December 31, 1998, closings had been completed for 6 landfills, 7 transfer stations and all of the collection routes. Management believes that the closing of the remaining Waste Management assets will be completed in the first quarter of 1999. See also "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Business Combinations."

          Acquire Well-Managed Companies. The Company also seeks to acquire businesses that have experienced management teams that are willing to work for the Company. The Company generally retains the local management of the larger acquired companies in order to capitalize on their local market knowledge, community relations and name recognition, and to instill their entrepreneurial drive at all levels of operations. By furnishing the local management of such acquired companies with the Company's financial and marketing resources and technical expertise, it is the Company's belief that such acquired companies are better able to secure additional municipal franchises and other contracts. This enables the Company to grow internally such acquired businesses at faster rates than the industry average.

          Integrate Business in Existing Markets. Once it has a base of operations in a particular market, the Company focuses on acquiring trucks and routes of smaller businesses that also operate in that market and surrounding markets, which are typically referred to as "tuck-in" acquisitions. The operations of such "tuck-in" businesses, upon being acquired by the Company, are integrated into the Company's existing operations in that market. In addition, the Company seeks to acquire landfills, transfer stations, and collection companies that operate in markets already serviced by the Company. By doing so, the
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     Company not only is able to grow its revenue and increase its market share, but also is able to integrate operations and consolidate duplicative facilities and functions to maximize cost efficiencies and economies of scale.

          Privatize Municipal Operations. The Company also seeks to acquire solid waste collection operations, transfer stations and landfills that are being privatized by municipalities and other governmental authorities. Many municipalities are seeking to outsource or sell these types of solid waste operations, as they lack the capital, technical expertise and/or operational resources necessary to comply with increasingly stringent regulatory standards and/or to compete effectively with private-sector companies.

OPERATING STRATEGY

     The Company seeks to leverage existing assets and revenue growth to increase operating margins and enhance stockholder value. The Company's operating strategy to accomplish this goal is to (i) utilize the extensive industry knowledge and experience of the Company's executive management, (ii) utilize a decentralized management structure in overseeing day-to-day operations, (iii) integrate waste operations, (iv) improve operating margins through economies of scale, cost efficiencies and asset utilization and (v) achieve high levels of customer satisfaction. For certain risks related to the Company's operating strategy, see "-- Risk Factors."

- EXPERIENCED EXECUTIVE MANAGEMENT TEAM. The Company believes that it has one of the most experienced executive management teams among publicly-traded companies in the solid waste industry.

       H. Wayne Huizenga, the Company's Chairman, after several years of owning and operating private waste hauling companies in Florida, co-founded Waste Management in 1971. From 1971 to 1984 he served in various executive capacities with Waste Management, including President and Chief Operating Officer. By then, Waste Management had become the world's largest integrated solid waste services company. From 1987 to 1994, Mr. Huizenga served as Chairman and Chief Executive Officer of Blockbuster Entertainment Corporation, leading its growth from 19 stores to the world's largest video rental company. In August 1995, he became Chairman and Chief Executive Officer of Republic Industries.

       Harris W. Hudson, the Company's Vice Chairman, worked closely with Mr. Huizenga, from 1964 until 1982, at Waste Management and at the private waste hauling firms they operated prior to the formation of Waste Management. In 1982, Mr. Hudson retired as Vice President of Waste Management of Florida, Inc., a subsidiary of Waste Management. In 1983, Mr. Hudson founded Hudson Management Corporation ("Hudson Management"), a solid waste collection company in Florida, and served as its Chairman and Chief Executive Officer until it merged with Republic Industries in August 1995. By that time, Hudson Management had grown to over $50.0 million in annual revenue, becoming one of Florida's largest privately-held solid waste collection companies based on revenue. Since August 1995, Mr. Hudson has served as an executive officer of Republic Industries, including as President and Vice Chairman.

       James E. O'Connor, the Company's Chief Executive Officer since December 1998, also worked at Waste Management from 1972 to 1978 and from 1982 to 1998. During that time, he served in various management positions, including Senior Vice President in 1997 and 1998 and Area President of Waste Management of Florida, Inc. for five years, from 1992 to 1997.

       James H. Cosman, the Company's President and Chief Operating Officer, has served as President of Republic Industries' Solid Waste Group since January 1997. Prior to joining Republic Industries, Mr. Cosman was employed by Browning-Ferris Industries, Inc. for over 24 years. During that time, he served in various management positions, including Regional Vice
  President -- Northern Region.

       The other officers with responsibility for operational affairs of the Company have an average of over 16 years of management experience in the solid waste industry.

- DECENTRALIZED MANAGEMENT STRUCTURE. The Company maintains a relatively small corporate headquarters staff, relying on a decentralized management structure to minimize administrative overhead costs and to manage its day-to-day operations more efficiently. The Company's local management has extensive industry

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  experience in growing, operating and managing solid waste companies, and substantial experience in their local geographic markets. The Company's four Regional Vice Presidents have an average of 22 years of experience in the industry, and the Company's 23 Area Presidents have an average of 20 years of experience in the industry. The Regional Vice Presidents and Area Presidents have extensive authority, responsibility and autonomy for operations within their geographic markets. Compensation for management within regions and areas is in large part based on the improvement in operating income produced in each manager's geographic area of responsibility. In addition, through long-term incentive programs, including stock options, the Company believes that it has one of the lowest turnover levels in the industry for its local management teams. As a result of retaining experienced managers with extensive local knowledge, community relations and name recognition, the Company is able to react rapidly to changes in its markets. The Company also seeks to implement the best practices of its various regions and areas throughout its operations to improve operating margins.

- INTEGRATE OPERATIONS. The Company seeks to achieve a high rate of waste integration by controlling waste streams from the point of collection through disposal. Through acquisitions and other market development activities, the Company creates market specific, vertically integrated operations typically consisting of one or more collection companies, transfer stations and landfills. The Company considers acquiring companies which own or operate landfills with significant permitted disposal capacity and appropriate levels of waste volume. The Company also seeks to acquire solid waste collection companies in markets in which its owns or operates landfills. In addition, the Company generates internal growth in its disposal operations by constructing new landfills and expanding its existing landfills from time to time in markets in which it has significant collection operations or in markets that it determines lack sufficient disposal capacity. During the year ended December 31, 1998, approximately 40% of the total volume of waste collected by the Company was disposed of at the Company's landfills. Because the Company does not have landfill facilities for all markets in which it provides collection services, the Company believes that through landfill and transfer station acquisitions and development it has the opportunity to increase its waste internalization rate and further integrate its operations. By further integrating operations in existing markets through acquisitions and developments of landfills and transfer stations, the Company is able to reduce its disposal costs.

- ECONOMIES OF SCALE AND COST EFFICIENCIES. To improve operating margins, the Company's management is focused on achieving economies of scale and cost efficiencies. The consolidation of acquired businesses into existing operations reduces costs by decreasing capital and expenses used in routing, personnel, equipment and vehicle maintenance, inventories and back-office administration. The Company is generally consolidating its administrative centers to reduce its general and administrative costs. The Company reduced its selling, general and administrative expenses from 14.2% of consolidated revenue in 1996 to 9.9% of consolidated revenue in 1998. In addition, the Company's size allows it to negotiate volume discounts for certain purchases, including waste disposal rates at landfills operated by third parties. Furthermore, the Company has taken steps to increase its utilization of assets. For example, to reduce the number of collection vehicles, drivers are paid incentive wages based upon the number of customers they service on each route. In addition, routes are frequently analyzed and rerouted to ensure that the highest number of customers are efficiently serviced over the fewest possible miles. By using assets more efficiently, operating expenses are lowered significantly.

- HIGH LEVELS OF CUSTOMER SATISFACTION. The Company complements its operating strategy with a goal of maintaining high levels of customer satisfaction. The Company's personalized sales process of periodically contacting commercial, industrial and municipal customers is intended to maintain relationships and ensure service is being properly provided.

OPERATIONS

     The Company's operations primarily consist of the collection and disposal of non-hazardous solid waste.

     Collection Services. The Company provides solid waste collection services to commercial, industrial, municipal and residential customers in 26 states through 131 collection companies. In 1998, the Company's revenue from collection services was derived approximately one third from services provided to commercial

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customers, one third from services provided to industrial customers, and one third from services provided to municipal and residential customers. The Company's commercial and residential collection operations involve the curbside collection of refuse from small containers into collection vehicles for transport to transfer stations or directly to landfills. Commercial collection services are generally performed under one-year to three-year service agreements, and fees are determined by such considerations as market factors, collection frequency, type of equipment furnished, the type and volume or weight of the waste collected, the distance to the disposal facility and the cost of disposal.

     Residential solid waste collection services are typically performed under contracts with municipalities, which are generally secured by competitive bid and which give the Company exclusive rights to service all or a portion of the homes in their respective jurisdictions. Such contracts or franchises usually range in duration from one to five years, although some of the Company's exclusive franchises are for as long as 20 years. Residential solid waste collection services may also be performed on a subscription basis, in which individual households contract directly with the Company. The fees received for subscription residential collection are based primarily on market factors, frequency and type of service, the distance to the disposal facility and cost of disposal. In general, subscription residential collection fees are paid quarterly in advance by the residential customers receiving the service.

     In its commercial and industrial collection operations, the Company supplies its customers with waste containers commonly known as "roll-off" containers. The Company also rents compactors to large waste generators. Waste collection services are provided to individual commercial, industrial and construction facilities on a contractual basis with terms generally ranging from a single pickup to one year. The Company also rents waste roll-off containers to construction sites and provides hauling services. The Company collects the roll-off containers or compacted waste and transports them either to a landfill, where the waste is disposed of, or to a transfer station.

     The Company owns or operates 70 transfer stations. Waste is deposited at these stations by the Company, other private haulers and municipal haulers for compaction and transfer to trailers for transport to landfills, incinerators, recycling facilities or other disposal sites.

     The Company also currently provides recycling services in certain markets primarily to comply with local laws or obligations under its franchise agreements. These services include the curbside collection of residential recyclable waste and the provision of a variety of recycling services to commercial and industrial customers.

     Disposal Services. The Company owns or operates 48 solid waste landfills with approximately 6,200 permitted acres and total available permitted disposal capacity of approximately 1.2 billion in-place cubic yards as of December 31, 1998. See "ITEM 2. PROPERTIES." The in-place capacity of the Company's landfills is subject to change based on engineering factors, requirements of regulatory authorities and successful site expansions. Certain of the landfills accept non-hazardous special waste, including utility ash, asbestos and contaminated soils.

     Most of the Company's existing landfill sites have the potential for expanded disposal capacity beyond the currently permitted acreage. The Company monitors the availability of permitted disposal capacity at each of its landfills and evaluates whether to pursue expansion at a given landfill based on estimated future waste volumes and prices, remaining capacity and likelihood of obtaining expansion. As of December 31, 1998, the Company believes that each of its landfills has adequate permitted capacity. To satisfy future disposal demand, the Company is currently seeking to expand permitted capacity at certain of its landfills.

     Other Services. The Company has materials recovery facilities and other recycling operations, which are generally required to fulfill its obligations under long-term municipal contracts for residential collection services. These facilities primarily sort recyclable paper, aluminum, glass and other materials. Most of these recyclable materials are internally collected by the Company's residential collection operations. In certain areas, the Company receives certain types of commercial and industrial solid waste that is sorted at its facilities into recyclable materials and non-recyclable waste. The recyclable materials are salvaged, repackaged and sold to third parties and the non-recyclable waste is disposed of at landfills or incinerators. The Company's strategy, wherever possible, is to reduce its exposure to fluctuations in recyclable commodity prices

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by utilizing third parties' facilities, thereby minimizing its recycling investment. Long-term contracts for the sale of recycling materials are also used to mitigate the impact of commodity price fluctuations. The Company also has composting operations at which yard waste is composted, packaged and sold as mulch.

SALES AND MARKETING

     The Company seeks to provide quality services that will enable it to maintain high levels of customer satisfaction. The Company derives its business from a broad customer base which the Company believes will enable it to experience stable growth. Marketing efforts focus on continuing and expanding business with existing customers as well as attracting new customers.

     The Company has more than 350 sales and marketing employees. The Company's sales and marketing strategy is to provide high-quality comprehensive solid waste collection, recycling, transfer and disposal services to its customers at competitive prices. The Company targets potential customers of all sizes, from small quantity generators to large "Fortune 500" companies and municipalities.

     All marketing activity by the Company is local in nature. The Company generally does not change the tradenames of the local businesses that it acquires, and therefore it does not operate nationally under any one mark or tradename. Rather, the Company relies on the goodwill associated with the acquired companies' local tradenames as used in each geographic market in which it operates.

CUSTOMERS

     The Company provides services to commercial, industrial, municipal and residential customers. No one customer has individually accounted for more than 10.0% of the consolidated revenue of the Company in any of the last three years.

REGULATION

     The Company's facilities and operations are subject to a variety of federal, state and local requirements which regulate health, safety, the environment, zoning and land use. Operating and other permits are generally required for landfills, certain waste collection vehicles, fuel storage tanks and other facilities owned or operated by the Company, and these permits are subject to revocation, modification and renewal. Federal, state and local regulations vary, but generally govern wastewater or stormwater discharges, air emissions, the treatment, storage, transportation and disposal of hazardous and non-hazardous wastes and the remediation of contamination associated with the release of hazardous substances. Such regulations provide governmental authorities with strict powers of enforcement, which include the ability to obtain injunctions and/or impose fines or penalties in the case of violations, including criminal penalties. These regulations are administered by the U.S. Environmental Protection Agency ("EPA") and various other federal, state and local environmental, health and safety agencies and authorities, including the Occupational Safety and Health Administration of the U.S. Department of Labor ("OSHA").

     The Company strives to conduct its operations in compliance with applicable laws and regulations. However, in the existing climate of heightened environmental concerns, the Company, from time to time, has been issued citations or notices from governmental authorities which have resulted in the need to expend funds for remedial work and related activities at various of the Company's landfills and other facilities. The Company has established a reserve which it believes, based on currently available information, will be adequate to cover any potential regulatory costs. However, there can be no assurance that actual costs will not exceed the Company's reserve.

     Federal Regulation. The following summarizes the primary environmental and safety-related federal statutes of the United States affecting the facilities and operations of the Company:

          (1) The Solid Waste Disposal Act, as amended by RCRA ("SWDA"). SWDA and its implementing regulations establish a framework for regulating the handling, transportation, treatment, storage and disposal of hazardous and non-hazardous solid wastes, and require states to develop programs to ensure the safe disposal of solid wastes in sanitary landfills.
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          Subtitle D of RCRA establishes a framework for regulating the disposal of municipal solid wastes. Regulations under Subtitle D currently include minimum comprehensive solid waste management criteria and guidelines, including location restrictions, facility design and operating criteria, closure and post-closure requirements, financial assurance standards, groundwater monitoring requirements and corrective action standards, many of which have not commonly been in effect or enforced in the past in connection with municipal solid waste landfills. Each state was required to submit a permit program designed to implement Subtitle D regulations to the EPA by April 9, 1993. These state permit programs may include landfill requirements which are more stringent than those of Subtitle D. Some states have not yet fully implemented permit programs pursuant to RCRA and Subtitle D. Once a state has an approved permit program it is required to review all existing landfill permits to ensure compliance with the new regulations.

          All of the Company's planned landfill expansions or new landfill development projects have been engineered to meet or exceed Subtitle D requirements. Operating and design criteria for existing operations have been modified to comply with these new regulations. Compliance with the Subtitle D regulations has resulted in increased costs and may in the future require substantial additional expenditures in addition to other costs normally associated with the Company's waste management activities.

          (2) The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). CERCLA, among other things, provides for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment. CERCLA may impose strict, joint and several liability for the costs of cleanup and for damages to natural resources upon current owners and operators of the site, parties who were owners or operators of the site at the time the hazardous substances were released, parties who transported hazardous substances to the site and parties who arranged for disposal at the site. Under the authority of CERCLA and its implementing regulations, detailed requirements apply to the manner and degree of investigation and remediation of facilities and sites where hazardous substances have been or are threatened to be released into the environment. CERCLA liability is not dependent upon the existence or disposal of "hazardous wastes" but can also be based upon the existence of small quantities of more than 700 "substances" characterized by the EPA as "hazardous," many of which may be found in common household waste.

          Among other things, CERCLA authorizes the federal government to investigate and remediate sites at which hazardous substances have been or are threatened to be released into the environment, or to order (or offer an opportunity to) persons potentially liable for the cleanup of the hazardous substances to do so. In addition, CERCLA requires the EPA to establish a National Priorities List of sites at which hazardous substances have been or are threatened to be released and which require investigation or cleanup.

          Liability under CERCLA is not dependent upon the intentional disposal of hazardous wastes. It can be founded upon the release or threatened release, even as a result of unintentional, non-negligent or lawful action, of thousands of hazardous substances, including very small quantities of such substances. Thus, even if the Company's landfills have never knowingly received hazardous wastes as such, it is possible that one or more hazardous substances may have come to be located or "released" at its landfills or at other properties which the Company may have owned or operated. The Company could thus be liable under CERCLA for the cost of cleaning up such hazardous substances at such sites and for damages to natural resources, even if those substances were deposited at the Company's facilities before the Company acquired or operated them. The costs of a CERCLA cleanup can be very expensive. Given the difficulty of obtaining insurance for environmental impairment liability, such liability could have a material impact on the Company's business and financial condition. For a further discussion, see "-- Liability Insurance and Bonding."

          (3) The Federal Water Pollution Control Act of 1972 (the "Clean Water Act"). The Clean Water Act regulates the discharge of pollutants from a variety of sources, including solid waste disposal sites, into streams, rivers and other waters. Point source runoff from the Company's landfills and transfer

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     stations that is discharged into surface waters must be covered by discharge permits that generally require the Company to conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges. Storm water discharge regulations under the Clean Water Act require a permit for certain construction activities, which may affect the Company's operations. If a landfill or transfer station discharges wastewater through a sewage system to a publicly-owned treatment works ("POTW"), the facility must comply with discharge limits imposed by the POTW. In addition, states may adopt groundwater protection programs under the Clean Water Act or Safe Drinking Water Act that could affect solid waste landfills. Furthermore, development which alters or affects "wetlands" must generally be permitted prior to such development commencing, and certain mitigation requirements may be required by the permitting agencies.

          (4) The Clean Air Act. The Clean Air Act imposes limitations on emissions from various sources, including landfills. On March 12, 1996, the EPA enacted rules that require large municipal solid waste landfills to install landfill gas monitoring systems. These EPA regulations apply to landfills that have been operating since November 8, 1987, and that can accommodate 2.5 million cubic meters or more of municipal solid waste. The regulations apply whether the landfill is active or closed. The date by which each affected landfill must have the required gas collection and control system is dependent upon the adoption of state regulations and the date the EPA approves the state program. Many state regulatory agencies currently require monitoring systems for the collection and control of landfill gas. Compliance with the new EPA regulations is not expected to have a material effect on the Company.

          (5) The Occupational Safety and Health Act of 1970 (the "OSH
     Act"). The OSH Act authorizes OSHA to promulgate occupational safety and health standards. Various of these standards, including standards for notices of hazardous chemicals and the handling of asbestos, apply to the Company's facilities and operations.

     State Regulation. Each state in which the Company operates has its own laws and regulations governing solid waste disposal, water and air pollution and, in most cases, releases and cleanup of hazardous substances and liability for such matters. States also have adopted regulations governing the design, operation, maintenance and closure of landfills and transfer stations. The Company's facilities and operations are likely to be subject to these types of requirements. In addition, the Company's solid waste collection and landfill operations may be affected by the trend in many states toward requiring the development of waste reduction and recycling programs. For example, several states have enacted laws that require counties or municipalities to adopt comprehensive plans to reduce, through waste planning, composting, recycling or other programs, the volume of solid waste deposited in landfills. Additionally, laws and regulations restricting the disposal of certain wastes, including yard waste, newspapers, beverage containers, unshredded tires, lead-acid batteries and household appliances in solid waste landfills have been promulgated in several states and are being considered in others. Legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling also are under consideration by Congress and the EPA.

     In order to construct, expand and operate a landfill, one or more construction or operating permits, as well as zoning approvals, must be obtained. These are difficult and time-consuming to obtain, are often opposed by neighboring landowners and citizens' groups, may be subject to periodic renewal and are subject to modification and revocation by the issuing agency. In connection with the Company's acquisition of existing landfills, it may be necessary to expend considerable time, effort and money to bring the acquired facilities into compliance with applicable requirements and to obtain the permits and approvals necessary to increase their capacity.

     Many of the Company's facilities own and operate underground storage tanks ("USTs") which are generally used to store petroleum-based products. USTs are generally subject to federal, state and local laws and regulations that mandate periodic testing, upgrading, closure and removal of USTs and that, in the event of leaks from USTs, require that polluted groundwater and soils be remediated. The Company believes that all the Company's USTs currently meet federal regulations. If USTs owned or operated by the Company leak, and such leakage migrates onto the property of others, the Company could be liable for response costs and other damages to third parties. Compliance with regulations related to USTs is not expected to have a material adverse effect on the Company.

     Finally, with regard to its solid waste transportation operations, the Company is subject to the jurisdiction of the Interstate Commerce Commission and is regulated by the Federal Highway Administration, Office of Motor Carriers and by regulatory agencies in each state. Various states have enacted, or are considering enacting, laws and regulations that would restrict the interstate transportation and processing of solid waste. In 1978, the United States Supreme Court held similar laws and regulations unconstitutional; however, states have attempted to distinguish proposed laws and regulations from the laws and regulations involved in that ruling. In May 1994, the Supreme Court ruled that state and local flow control laws and ordinances (which attempt to restrict waste from leaving its place of generation) were an impermissible burden on interstate commerce, and therefore, were unconstitutional. In response to these Supreme Court rulings, Congress has considered passing legislation authorizing states and local governments to restrict the free movement of solid waste in interstate commerce. If federal legislation authorizing state and local governments to restrict the free movement of solid waste in interstate commerce is enacted, such legislation could adversely affect the Company's operations.

     The Company has a reserve for environmental and landfill costs, which includes landfill site closure and post-closure costs. The Company periodically reassesses such costs based on various methods and assumptions regarding landfill airspace and the technical requirements of Subtitle D of RCRA and adjusts its accruals accordingly. Based on current information and regulatory requirements, the Company believes that its reserve for such environmental expenditures is adequate. However, environmental laws may change, and there can be no assurance that the Company's reserves will be adequate to cover requirements under existing or new environmental regulations, future changes or interpretations of existing regulations or the identification of adverse environmental conditions previously unknown to the Company. See "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Environmental and Landfill Matters" and "-- Risk Factors -- Risks relating to environmental regulation."

COMPETITION

     The Company operates in a highly competitive industry, which is changing as a result of rapid consolidation. Entry into the Company's business and the ability to operate profitably in such industry requires substantial amounts of capital and managerial experience.

     Competition in the non-hazardous solid waste industry comes from a number of large, national publicly-owned companies, including Waste Management, Browning-Ferris Industries, Inc. and Allied Waste Industries, Inc., numerous regional publicly- and privately-owned solid waste companies, and from thousands of small privately-owned companies in their respective markets. Some of the Company's publicly-owned competitors also are engaging in aggressive acquisition strategies. Certain of the Company's competitors have significantly larger operations, and may have significantly greater financial resources, than the Company. In addition to national and regional firms and numerous local companies, the Company competes with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to the availability of tax revenues and tax-exempt financing.

     The Company competes for collection accounts primarily on the basis of price and the quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract.

     In each market in which it owns or operates a landfill, the Company competes for landfill business on the basis of disposal costs, geographical location and quality of operations. The Company's ability to obtain landfill business may be limited by the fact that some major collection companies also own or operate landfills to which they send their waste. There also has been an increasing trend at the state and local levels to mandate waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. This may result in the volume of waste going to landfills being reduced in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. In addition, most of the states in which the Company operates landfills have adopted plans or requirements that set goals for specified percentages of certain solid waste items to be recycled.

LIABILITY INSURANCE AND BONDING

     The nature of the Company's business exposes it to the risk of liabilities arising out of its operations, including possible damages to the environment. Such potential liabilities could involve, for example, claims for remediation costs, personal injury, property damage, and damage to the environment in cases where the Company may be held responsible for the escape of harmful materials; claims of employees, customers or third parties for personal injury or property damage occurring in the course of the Company's operations; or claims alleging negligence or professional errors and omissions in the planning or performance of work. The Company could also be subject to fines and civil and criminal penalties in connection with alleged violations of regulatory requirements. Because of the nature and scope of the possible environmental damages, liabilities imposed in environmental litigation can be significant. The majority of the Company's solid waste operations have third party environmental liability insurance with limits in excess of those required by permit regulations, subject to certain limitations and exclusions. However, there is no assurance that the limits of such environmental liability insurance would be adequate in the event of a major loss, nor is there assurance that the Company would continue to carry environmental liability insurance should market conditions in the insurance industry make such coverage costs prohibitive.

     The Company carries general liability, vehicle liability, workers compensation and employer's liability coverage, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in these primary policies. The Company also carries property insurance. Although the Company strives to operate safely and prudently and has, subject to certain limitations and exclusions, substantial liability insurance, no assurance can be given that the Company will not be exposed to uninsured liabilities which could have a material adverse effect on its financial condition.

     In the normal course of business, the Company may be required to post a performance bond or a bank letter of credit in connection with municipal residential collection contracts, the operation, closure or post-closure of landfills, certain remediation contracts, certain environmental permits and certain business licenses and permits. Bonds issued by surety companies operate as a financial guarantee of the Company's performance. To date, the Company has satisfied financial responsibility requirements by making cash deposits, obtaining bank letters of credit or by obtaining surety bonds.

EMPLOYEES

     As of December 31, 1998, the Company employed approximately 10,000 full time employees, approximately 2,400 of whom were covered by collective bargaining agreements. The management of the Company believes that it has good relations with its employees.

RISK FACTORS

     This Risk Factors section of our Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, certain statements about our plans, strategies and prospects. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause our actual results of differ materially from our forward-looking statements are set forth in this Risk Factors section. All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth below. Unless the context requires otherwise, all references to the "Company," "we," "us,' or "our" include Republic Services, Inc. and its subsidiaries.

RISK THAT REPUBLIC INDUSTRIES WILL FAIL TO COMPLETE ITS DISTRIBUTION OF REPUBLIC SERVICES COMMON STOCK OR WILL FAIL TO OBTAIN FAVORABLE LETTER RULING FROM THE IRS.

     Assuming that certain conditions are met, Republic Industries intends to distribute to its stockholders in 1999 all of the shares of our common stock which it then owns. In this Annual Report, we will refer to Republic Industries' distribution of our common stock as the "Distribution." One condition to the Distribution is that Republic Industries must obtain a private letter ruling from the Internal Revenue Service stating, to Republic Industries' satisfaction, that the Distribution of its shares of our common stock will not be taxable to Republic Industries or to its stockholders for federal income tax purposes. Republic Industries has applied for this letter ruling from the IRS and intends promptly to take all necessary steps to complete a tax-free distribution within three months after all of the conditions to the Distribution, including obtaining the letter ruling, have been met or waived. Republic Industries does not plan to distribute its shares of our common stock to its stockholders without a satisfactory letter ruling from the IRS.

     Due to recent changes in the tax laws, we cannot assure you that Republic Industries will receive a satisfactory letter ruling within the time frame it contemplates, or at all. Republic Industries filed its request for the letter ruling with the IRS in July 1998, and in recent weeks has had several meetings with the IRS to attempt to resolve certain issues relating to the request. Consequently, we cannot assure you that Republic Industries will complete the Distribution of its shares of our common stock within the time frame it contemplates, or at all.

     Republic Industries' Distribution of its shares of our common stock also is subject to the condition that no events or developments occur prior to the Distribution that, in the sole judgment of the Board of Directors of Republic Industries, would or could result in the Distribution having a material adverse effect on Republic Industries or its stockholders. In addition, prior to the Distribution, Republic Industries must obtain certain consents from governmental authorities and other third parties.

     We cannot assure you that any of the conditions just described, or any other conditions necessary to the Distribution, will be satisfied. If the Distribution does not occur in the time frame contemplated, or does not occur at all, then the market price of the Class A common stock could be materially adversely affected.

RISKS RELATING TO REPUBLIC INDUSTRIES' VOTING CONTROL OF REPUBLIC SERVICES.

     Republic Industries currently owns approximately 63.9% of our outstanding shares of common stock, which represents approximately 88.7% of the combined voting power of the outstanding shares of our Class A and Class B common stock. As a result of its voting power, Republic Industries can determine virtually all matters requiring a vote of the stockholders, including the election of all of our directors. Our Board of Directors currently consists of five members, two of whom also currently serve as members of Republic Industries' Board of Directors. Republic Industries intends to maintain ownership of at least 80% of the combined voting power of the outstanding shares of our common stock until the Distribution of its shares of our common stock can be completed. If Republic Industries does not complete the Distribution, it may elect to maintain its controlling interest in our common stock indefinitely. As long as Republic Industries maintains a controlling interest in our common stock, the market price of our Class A common stock may be adversely affected by events which are unrelated to our business or operations.

RISKS RESULTING FROM THE DISPARATE VOTING RIGHTS OF THE CLASS A AND CLASS B COMMON STOCK.

     The holders of Class A common stock have different voting rights from the holders of Class B common stock. On all matters submitted to a vote of the stockholders, holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to five votes per share. As a result of this disparity in voting rights, potential investors and potential future purchasers of our Class A common stock may not be willing to pay as much for shares of Class A common stock and the shares of Class A common stock may be less easily sold for cash.

RISKS RELATING TO AGREEMENTS WHICH WERE NOT SUBJECT TO ARM'S LENGTH
NEGOTIATIONS.

     We entered into certain agreements with Republic Industries while we were its wholly owned subsidiary. None of these agreements were the result of arm's-length negotiations. As a result, we cannot assure you that these agreements were made on terms as favorable as could have been obtained from parties with whom we were not related.

RISKS RELATING TO CONFLICTS OF INTEREST OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS.

     Two of our executive officers also serve as executive officers of Republic Industries. Two members of our Board of Directors also serve as members of Republic Industries' Board of Directors. Some of our executive officers and directors hold shares of Republic Industries common stock or hold options or warrants to acquire shares of Republic Industries' common stock. As a result of these relationships, there is a potential for conflicts of interest with respect to decisions which may arise in the ordinary course of business. Conflicts which concern whether or not Republic Industries will complete the Distribution of its shares of our common stock may also arise. We have not established formal procedures to resolve any conflicts that arise. Consequently, we intend to resolve any conflicts on a case-by-case basis.

RISKS RELATING TO OUR LIMITED ABILITY TO ISSUE COMMON STOCK IN CONNECTION WITH REPUBLIC INDUSTRIES' DISTRIBUTION OF ITS SHARES OF OUR COMMON STOCK.

     In order for Republic Industries' Distribution of its shares of our common stock to be tax-free to it and its stockholders, among other requirements, Republic Industries must distribute shares of our common stock representing at least 80% of the total combined voting power of all classes of our voting stock. If Republic Industries cannot meet this percentage requirement when it distributes its shares of our common stock to its stockholders, then the Distribution will not be tax-free and will not occur.

     In order to allow Republic Industries to meet the percentage requirements of a tax-free Distribution, we have agreed not to issue additional shares of our capital stock without the consent of Republic Industries if the issuance of additional shares of our capital stock would, or could, prevent the Distribution from being tax-free. In addition, in connection with the Distribution proposed by Republic Industries, we may be required to refrain, prior to and after completion of the Distribution, from issuing additional capital stock in a single transaction or series of transactions which, when added to the shares of our common stock which we issued in our initial public offering and any shares of our common stock which may be sold by Republic Industries prior to the Distribution, could result in a 50% or greater change in the vote or value of our outstanding capital stock.

     Meeting the requirements of a tax-free Distribution may make it difficult for us to raise cash by issuing equity securities, including shares of our common stock. Meeting these requirements may also make it difficult for us to complete acquisitions of businesses by issuing equity securities, including shares of our common stock, to pay for the acquisition.

RISKS RELATING TO OUR OBLIGATION TO INDEMNIFY REPUBLIC INDUSTRIES FROM CERTAIN TAX LIABILITIES ASSOCIATED WITH THE DISTRIBUTION.

     We will indemnify Republic Industries for any tax liability it may incur as a result of actions by us after the Distribution which cause the Distribution to lose its tax-free status. Any indemnification which we are required to provide to Republic Industries as a result of tax liability related to the Distribution would have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO OUR FUTURE CAPITAL REQUIREMENTS AND THE ABSENCE OF FUNDING FROM REPUBLIC INDUSTRIES.

     Our working capital requirements and cash flow from operating activities can vary from quarter to quarter, depending on the timing of capital expenditures, acquisitions and other factors. Prior to our initial public offering, Republic Industries satisfied our working capital needs pursuant to its corporate-wide cash management policies. Following our initial public offering, Republic Industries has no longer been required to provide funds to finance our operations or acquisitions. As a result, we have incurred and expect to continue to incur both long-term debt and short-term debt having interest rates and/or repayment terms less favorable than those which were historically enjoyed with Republic Industries. Additionally, as long as we remain a subsidiary of Republic Industries, certain restrictive covenants in Republic Industries' bank credit facilities could adversely affect our ability to borrow money.

     Republic Industries amended its credit facilities to permit us to incur unsecured indebtedness in excess of $1.0 billion. We have a $1.0 billion unsecured revolving credit facility with a group of banks. The credit facility consists of a $500.0 million facility expiring July 1999 and a $500.0 million facility expiring July 2003. Borrowings under our credit facility bear interest at LIBOR based rates. When the existing credit facility expires, we cannot assure you that we will be able to refinance borrowings under that facility on terms that are as favorable. If we are unable to obtain additional needed financing on acceptable terms, we may need to reduce the scope of our acquisition growth strategy, which could have a material adverse effect on our growth prospects and the market price of our common stock.

RISKS RELATING TO THE COMPETITIVE ENVIRONMENT IN WHICH WE OPERATE.

     We operate in a highly competitive business environment. Some of our competitors have significantly larger operations and may have significantly greater financial resources than we do. In addition, the solid waste industry is constantly changing as a result of rapid consolidation which may create additional competitive pressures in our business environment.

     We also compete with municipalities that maintain their own waste collection or disposal operations. These municipalities may have a financial advantage over us due to the availability of tax revenue and tax-exempt financing.

     In each market in which we own or operate a landfill, we compete for solid waste volume on the basis of disposal or "tipping" fees, geographical location and quality of operations. Our ability to obtain solid waste volume for our landfills may be limited by the fact that some major collection companies also own or operate landfills to which they send their waste.

     We compete for collection accounts primarily on the basis of price and the quality of services. From time to time our competitors may reduce the price of their services in an effort to expand their market share or to win a competitively bid municipal contract.

     As a result, we may have difficulty competing effectively from time to time.

RISKS RELATING TO OUR DEPENDENCE ON ACQUISITIONS FOR GROWTH.

     Our ability to execute our growth strategy depends in part on our ability to identify and acquire desirable acquisition candidates as well as our ability to successfully integrate the acquired companies' operations into our business and then increase the market share of these acquired companies. The consolidation of our operations with the operations of acquired companies, including the integration of systems, procedures, personnel and facilities, the relocation of staff, and the achievement of anticipated cost savings, economies of scale and other business efficiencies, presents significant challenges to our management, particularly if several acquisitions occur at the same time. We cannot assure you that we will be able to identify desirable acquisition candidates, that we will be able to acquire any of the identified candidates, that we will effectively integrate companies which are acquired and fully realize the expected cost savings, economies of scale or business efficiencies, or that any acquisitions will be profitable or accretive to our earnings.

     Additional factors may negatively impact our acquisition growth strategy. Our acquisition strategy requires the expenditure of significant amounts of capital. The intense competition among our competitors pursuing the same acquisition candidates may further increase such capital requirements. In addition, our inability to account for acquisitions under the pooling of interests method of accounting for a period ending two years following the Distribution may limit our ability to complete certain transactions. Furthermore, in order not to adversely impact the tax-free status of the Distribution, following the Distribution, we may need to refrain from issuing additional shares of capital stock in a single transaction or series of transactions related to the Distribution which, when combined with the Class A common stock issued in the initial public offering along with any shares of common stock sold by Republic Industries prior to the Distribution, could cause a 50% or greater change in the vote or value of our outstanding capital stock. If any of the aforementioned factors force us to alter our growth strategy, our financial condition, results of operations and growth prospects could be adversely affected.

RISKS RELATING TO UNDISCLOSED LIABILITIES OF BUSINESSES WE ACQUIRE.

     In pursuing our acquisition strategy our investigations of the acquisition candidates may fail to discover certain undisclosed liabilities of the acquisition candidates. If we acquire a candidate having undisclosed liabilities, as a successor owner we may be responsible for such undisclosed liabilities. We typically try to minimize our exposure to such liabilities by obtaining indemnification from each seller of the acquired companies, and by deferring payment of a portion of the purchase price as a security for the indemnification. However, we cannot assure you that such indemnifications will be obtainable, enforceable, collectible or sufficient in amount, scope or duration to fully offset any undisclosed liabilities arising from our acquisitions.

RISKS RELATING TO MANAGEMENT OF OUR GROWTH.

     Our growth strategy places significant demands on our financial, operational and management resources. In order to continue our growth and operate independently of Republic Industries, we will need to add administrative and other personnel, and make additional investments in operations and systems. We cannot assure you that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems to the extent, and in the time, required.

RISKS RELATING TO OUR DEPENDENCE ON KEY PERSONNEL.

     Our future success depends on the continued contributions of certain key executive officers. Most of our executive officers do not have employment agreements and we do not maintain key man life insurance policies on any of our executive officers. In addition, as a result of our separation from Republic Industries we will need to employ additional personnel for certain functions which were previously performed by employees of Republic Industries. The loss of the services of key employees and officers, whether such loss is through resignation or other causes, or our inability to attract additional qualified personnel, could have a material adverse effect on our financial condition, results of operations and growth prospects.

RISKS RELATING TO ENVIRONMENTAL REGULATION.

     We may need to spend considerable time, effort and capital to keep our facilities in compliance with federal, state and local requirements regulating health, safety, environment, zoning and land use. In addition, certain of our waste operations that cross state boundaries could be adversely affected if the federal government, or the state or locality in which these waste operations are located, imposes discriminatory fees on, or otherwise limits or prohibits, the transportation or disposal of solid waste. If environmental laws become more stringent, our environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated events or regulatory developments, the amounts and timing of future environmental expenditures could vary substantially from those we currently anticipate. Because of the nature of our operations, we have in the past and may in the future be named as a potentially responsible party in connection with the investigation or remediation of environmental conditions. We cannot assure you that the resolution of these investigations will not have a material adverse effect on our financial condition or results of operations.

     Citizens' groups have become increasingly active in challenging the grant of renewal permits and licenses for landfills and other waste facilities. Responding to the challenges presented by these citizens' groups has further increased our costs and extended the time associated with establishing new facilities and expanding existing facilities.

     We currently accrue for landfill costs, which include expected landfill site closure and post-closure costs, based on consumption of landfill airspace. At December 31, 1998, assuming that all available landfill capacity is used, we expect to expense approximately $370.5 million of landfill costs over the remaining lives of these facilities. We cannot assure you that our reserves for landfill and environmental costs will be adequate to cover the requirements of existing environmental regulations, future changes or interpretations of existing regulations or the identification of adverse environmental conditions previously unknown to us.

RISKS RELATING TO LEGAL PROCEEDINGS.

     We are involved in various administrative and legal proceedings in the ordinary course of business. We cannot give you any assurance with respect to the outcome of these proceedings or the effect which the outcomes may have on our insurance coverages or otherwise, or that our reserves are adequate to meet the requirements of any adverse outcomes. A significant judgment against us, the loss of significant permits or licenses, or the imposition of a significant fine could have a material adverse effect on our financial condition or results of operations.

     Citizens' groups have become increasingly active in challenging the grant or renewal of permits and licenses for landfills and other waste facilities. Responding to the challenges presented by those citizens' groups has further increased our costs and extended the time associated with establishing new facilities and expanding existing facilities.

     Except for routine litigation incidental to our business, presently there are no pending material legal proceedings to which we are a party or to which any of our property is subject.

RISKS RELATING TO THE YEAR 2000.

     We use computer software and related technologies throughout our business that are likely to be affected by the date change in the year 2000. We may not discover and remediate all potential problems with our systems in a timely manner. In addition, computer software and related technologies used by our customers, service providers, vendors and suppliers are also likely to be affected by the year 2000 date change. Failure of any of these parties to properly process dates for the year 2000 and thereafter could result in unanticipated expenses and delays to us, including delays in the payment by our customers for services provided and delays in our ability to conduct normal banking operations. See "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Year 2000."

RISKS RELATING TO THE SEASONALITY OF OUR BUSINESS AND OPERATIONS.

     Our operations can be adversely affected by periods of inclement weather which could delay the collection and disposal of waste, reduce the volume of waste generated or delay the construction or expansion of our landfill sites and other facilities.

RISKS RELATING TO SHARES ELIGIBLE FOR FUTURE SALE.

     Subject to applicable law, Republic Industries may sell any and all of the shares of our common stock that it owns. The Separation and Distribution Agreement gives Republic Industries the right in certain circumstances to require us to use our best efforts to register for resale shares of our common stock held by Republic Industries and its wholly owned subsidiaries. In addition, prior to the Distribution, Republic Industries may acquire additional solid waste companies and contribute them to us in exchange for additional shares of our common stock. Republic Industries may also make additional investments in our capital securities, or otherwise, prior to the Distribution.

     The planned Distribution would involve the distribution of an aggregate of 95,688,083 shares of Class B common stock and 16,474,417 shares of Class A common stock to Republic Industries' stockholders in 1999 (assuming that no additional shares of common stock are disposed of or acquired by Republic Industries between the date hereof and the date of the Distribution). Shares of Class B common stock may be converted into shares of Class A common stock in certain circumstances. Substantially all of the shares of common stock to be distributed to Republic Industries' stockholders in the Distribution will be eligible for immediate resale in the public market. We cannot predict whether substantial amounts of shares of our common stock will be sold in the open market in anticipation of, or following, the Distribution. Any sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales might occur, could materially adversely affect the market price of the Class A common stock.

     Any issuance by us of any additional shares of our capital stock is subject to our agreement with Republic Industries not to issue any shares of capital stock that would reduce Republic Industries' ownership below the required distribution percentage described earlier in this Risk Factors section. Subject to these contractual limitations with Republic Industries, we may file registration statements covering the issuance and/or resale of shares of Class A common stock which may be issued in potential future acquisitions by us of non-hazardous solid waste businesses.

WE DO NOT PRESENTLY ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK.

     We intend to retain all earnings for the foreseeable future for use in the operation and expansion of our business. In addition, our credit facility contains restrictions on our ability to declare and pay dividends. Consequently, we do not anticipate paying any cash dividends on our common stock to our stockholders for the foreseeable future.

ITEM 2.  PROPERTIES

     The Company's corporate headquarters are located in Ft. Lauderdale, Florida in premises leased from a subsidiary of Republic Industries. As of December 31, 1998, the Company owned approximately 4,900 collection vehicles. Certain of the property and equipment of the Company are subject to liens securing payment of portions of the Company's indebtedness. The Company also leases certain of its offices and equipment. The Company believes that all of its facilities are sufficient for its current needs.

     The following table provides certain information regarding the 48 landfills owned or operated by the Company as of December 31, 1998.

                                                                                                      UNUSED
                                                                                TOTAL    PERMITTED   PERMITTED
              LANDFILL NAME                            LOCATION                ACREAGE    ACREAGE     ACREAGE
              -------------                            --------                -------   ---------   ---------
  Anderson(1)..........................  Anderson, California                   1,200        150         101
  Apex.................................  Clark County, Nevada                   2,340      1,233       1,153
  Brazoria.............................  Clute, Texas                           1,000        246         176
  Broadhurst Landfill(2)...............  Jesup, Georgia                           900         90          64
  C&T Regional.........................  Linn, Texas                              200         77          19
  Capital Waste & Recycling
    Disposal...........................  Rotterdam, New York                       33          5          --
  Charter Waste........................  Abilene, Texas                           396        300         283
  Cleveland Container..................  Shelby, North Carolina                   174         77          40
  CWI Florida..........................  Winter Haven, Florida                     80         58          14
  Dozit Landfill.......................  Morganfield, Kentucky                    232         47          33
  East Carolina Landfill...............  Aulander, North Carolina                 729        108          71
  Epperson Landfill....................  Williamstown, Kentucky                   861        100          58
  Foothills Landfill(2)................  Lenior, North Carolina                   231         78          72
  Forest Lawn..........................  Three Oaks, Michigan                     387        126          73
  Front Range..........................  Denver, Colorado                         602        195         162
  Green Ridge..........................  Scottdale, Pennsylvania                  580         87          54
  Green Valley Landfill................  Ashland, Kentucky                        263         37          --
  Kestral Hawk.........................  Racine, Wisconsin                        210        125          37
  Laughlin(2)..........................  Laughlin, Nevada                          40         40          --
  Los Mangos...........................  Alajuela, Costa Rica                      41         24           8
  Mallard Ridge........................  Delavan, Wisconsin                       659         40          14
  National Serv-All....................  Fort Wayne, Indiana                      265        204          41
  Nine Mile Road.......................  St. Augustine, Florida                   154         28           9
  North County.........................  Houston, Texas                            46         40          20
  Northwest Tennessee..................  Union City, Tennessee                    600        120          99
  Oak Grove............................  Winder, Georgia                          301         60          32
  Ohio County Balefill(2)..............  Beaver Dam, Kentucky                     908        179         143
  Pepperhill...........................  North Charleston, South Carolina          37         22          13
  Pine Ridge...........................  Griffin, Georgia                         850        101          81
  Pinellas(2)..........................  St. Petersburg, Florida                  750        478         200
  Presidio(2)..........................  Presidio, Texas                           10         10           6
  Republic/Alpine(2)...................  Alpine, Texas                             80         74          63
  Republic/CSC.........................  Avalon, Texas                            298        205         133
  Republic/Imperial....................  Imperial, California                     250         73          37
  Republic/Maloy.......................  Campbell, Texas                          388        195         130
  Safety Lights........................  Memphis, Tennessee                        49         21           6
  San Angelo(2)........................  San Angelo, Texas                        257        232         109
  Savannah Regional....................  Savannah, Georgia                        132         59          52
  Southern Illinois Regional...........  DeSoto, Illinois                         249        113          47
  Springfield Environmental............  Mt. Vernon, Indiana                       55         25          --
  Swiftcreek Landfill..................  Macon, Georgia                           792         81          33
  Tay-Ban..............................  Birch Run, Michigan                       90         25           6
  Tri-K Landfill.......................  Stanford, Kentucky                       572         64          49
  United Refuse........................  Fort Wayne, Indiana                      305         77          16
  Upper Piedmont Environmental.........  Roxboro, North Carolina                  614         70          54
  Uwharrie Landfill(2).................  Mt. Gilead, North Carolina               905         90          31
  Victory Environmental................  Terre Haute, Indiana                     461        260         138
  Wabash Valley........................  Wabash, Indiana                          284         69          12
                                                                               ------      -----       -----
  Total................................                                        20,860      6,218       3,992
                                                                               ======      =====       =====

---------------

(1) The Company has entered into a contract to sell this landfill to Waste Management.
(2) Operated but not owned by the Company.